BINGO.COM, LTD.

Bingo.com, Ltd. Hansa Bank Building, Ground Floor, Landsome Road, The Valley

AI 2640, Anguilla, British West Indies

Ph: (264) 461-2646 Fax+1 (264) 498-3805

1166 Alberni St, Suite 1405, Vancouver, BC V6E-3Z3, Canada

Ph: 604-694-0300 Fax:604-694-0301

David R. Humphrey

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

Washington DC 20549-0402

United States of America

November 15, 2011

Dear Sirs

RE Bingo.com, Ltd. Form 10-K for the year ended December 31, 2010

Filed March 22, 2011, File Number : 333-120120-01

In response to your letter dated October 18, 2011, please find our responses below:

1. General

Please provide us with a copy of the Unibet's Partner Program agreement. Also, since such agreement appears to be material to your ongoing operations, please tell us what consideration was given to filing the Unibet's Partner Program agreement as an exhibit, under Item 601 of Regulation S-K.

Unibet Group Plc. ("Unibet") was founded in 1997 and is an online gambling company listed on NASDAQ OMX Nordic Exchange in Stockholm under the symbol "UNIB SDB". Unibet is one of the largest gambling operators in the European market and provides services in 27 languages through www.unibet.com.  Today, Unibet has more than 4.1 million customers in over 100 countries. Unibet is a member of the EGBA, European Gaming and Betting Association, RGA, Remote Gambling Association in the UK and is certified by G4, Global Gaming Guidance Group.

We have not filed the Unibet Partner Program agreement because, Bingo.com, due to its size and reputation, managed to negotiate favorable terms for the White Label Partner agreement with Unibet. Unibet has existing white label agreements with other companies at different terms and continues to engage with new potential partners.  If our agreement were to be made public, then Unibet would lose reputation and any negotiating power that they currently hold. Therefore Unibet has requested that this agreement be kept confidential.

We will submit the agreement by fax to the Securities and Exchange Commission but request that this information is kept confidential.

2. Bingo.com Domain Name

We note you disclose the Company had engaged an independent valuation company, Evans & Evans, Inc., to value the remaining 4% Domain Name Purchase payments. Please note that where you rely on the results of a third-party's valuation, that party should be identified in the filing, as you have done, and their consent is required to be filed under Exhibit 23 when your Form 10-K is incorporated by reference into a registration statement. See Rule 436 of Regulation C and Item 610(b) of Regulation S-K. Alternatively, you may delete all references to the third party or you can accept responsibility for such valuation while indicating that you considered the report of a third-party valuation firm. For additional guidance, please refer to Question 141.02 of the Compliance and Disclosure Interpretations on Securities Act Sections, which can be found at http://www.sec.gov/divisions/corpfin/cfguidance.shtml, which would be applicable to the extent your Form 10-K was incorporated by reference into any registration statement. Please revise to clarify the nature and extent of the third party's involvement and management's reliance on the work of the third-party valuation firm. Please amend your December 31, 2010 Annual Report on Form 10-K or advise as to why you believe your disclosure complies with the requirements.

We will file an amended 10K and will remove all references to Evans & Evans. We have amended the wording on page 5 to be as follows:

In the latter half on fiscal 2010, the Company engaged an independent valuation company, to value the remaining 4% Domain Name Purchase payments. During the third quarter of fiscal 2010, the Company purchased the remaining Domain Name Purchase payments for $900,000 from Bingo, Inc., with the issuance of 6,000,000 common shares of Bingo.com, Ltd., at a value of $0.15 per share.

3. Overview

Please revise your filings to include a more detailed description of the material terms of Unibet's Partner Program agreement. In particular, your disclosures should discuss, but not be limited to, the rights and responsibilities of each party under the agreement and the structure of gaming activities, including compensation to and from Unibet. Also, please discuss, in more detail, your ongoing operations, including the use of the bingo.com domain subsequent to the Unibet Partner Program agreement.

In the overview on page 14 we will include the following:

During the year ended December 31, 2010, Bingo.com joined the Unibet International Limited ("Unibet") Partner Program as a network operator of their multi-language and multi-currency bingo and casino system.  The Unibet Partner Program provides a turnkey solution to Bingo.com which includes gambling licenses, multi-language customer support, financial processing capabilities, website technology, bingo games, soft games, casino games and many other services required to operate an online gambling business.  Bingo.com players continue to play on the website www.bingo.com but now participate in rooms shared across the entire Unibet Partner program alongside players from Mariabingo.com, Bingo.se, and other white label partner sites. These combined games increase the gaming liquidity and create one of the largest and most international online gaming systems in operation.

Unibet is paid a commission based on a fixed percentage of the gaming revenues generated on the Bingo.com website.  This agreement will be for a minimum of 2 years and will automatically extend for a further year unless written notice is given. Unibet will own, create and run the service offered and it will be the Company's responsibility to drive traffic to the website.  Bingo.com continues to own the player data contained within the database of players that register at www.bingo.com.

In addition, as a member of the Partner Program, Bingo.com is no longer required to secure or maintain any online gambling licenses of its own as the Company is permitted to offer Internet gambling products to its players pursuant to Unibet's licenses in relevant jurisdictions.

4. Revenue Recognition

We note you recognize gaming revenues on the basis of total dollars wagered, including bonus wagered, less commissions on all games and less all winnings payable to the players. Prior to your migration to Unibet's Partner Program, the cost of producing revenue also included bonuses granted on deposits made by players. However, in accordance with ASC Topic 605-50-45-2, cash consideration given by a vendor to a customer is presumed to be a reduction of the selling prices of the vendor's products or services and, therefore, shall be characterized as a reduction of revenue when recognized in the vendor's income statement, unless and to the extent that both the vendor receives and identifiable benefit in exchange for the consideration and the vendor can reasonably estimate the fair value of the benefit identified. In this regard, please tell us how your prior and current accounting methodology complies with ASC Topic 605-50-45-2.

We have treated the bonuses in accordance with ASC Topic 605-50-45-3 rather than ASC Topic 605-50-45-2.

ASC Topic 605-50-45-2 - Cash Consideration given by a vendor to a customer is presumed to be a reduction of the selling prices of the vendor's products or services and, therefore, shall be characterized as a reduction of revenue when recognized in the vendor's income statement. That Presumption is overcome and the consideration should be characterized as a cost incurred if, and to the extent that, both of the following conditions are met:

a)   The vendor receives, or will receive an identifiable benefit in exchange for the consideration. In order to meet this condition, the identified benefit must be sufficiently separable from the recipient's purchase of the vendors products such that the vendor could have entered into an exchange transaction with a party other than a purchaser of it products or services in order to receive that benefit.

b)    The vendor can reasonably estimate the fair value of the benefit identified under the preceding condition.

Further ASC Topic 605-50-45-3 - If the consideration consists of a free product or service (for example a gift certificate from the vendor or a free airline ticket that will be honored by another, unrelated entity) or anything other than cash (including credits that the customer can apply against trade amounts owed to the vendor) or equity instruments, the cost of the consideration shall be characterized as an expense (as opposed to a reduction of revenue) when recognized in the vendor's income statement. That is, free item is delivered in exchange transaction and not a refund or rebate of a portion of the amount charged to the customer.

Prior to the migration to the Unibet Partner Program, we deemed the deposit by players and the wagering as two separate transactions. When a player deposits funds in the website www.bingo.com, they are credited with a deposit bonus and this bonus plus the cash deposit is recorded in the player account. The cash portion of deposit is recorded as a liability to the Company because at any stage the player can withdraw those funds. This liability is recorded as "Players float" in the balance of the company. The deposit bonus is never withdrawable and can only be wagered in the games. Therefore, the deposit bonus is not cash and the Company's treatment of deposit bonuses is in accordance with ASC Topic 605-50-45-3 where the consideration (i.e. the deposit bonus) shall be characterized as an expense as opposed to a reduction of revenue when recognized in the vendor's income statement.

5. Sources of Revenues and Revenue Recognition

You indicate that you generate revenues from marketing your website to drive players to your website, which under the Unibet's Partner Program provides Internet games for money. On page 8, you also indicate that you are not required to hold any internet gambling licenses and are restricted to promoting and marketing your website. In this regard, since you do not hold gaming licenses and Unibet appears to be the sole provider of such games for money, please tell us how you determined that you should continue to recognize gaming revenues. You response should provide us with a detailed description of the revenue and payment structure, as set forth in the Unibet Partner Program agreement, and how it impacts your accounting methodology.

When a player arrives on the www.bingo.com website the player sees the bingo.com webpage. The player then registers. This registration is stored by Unibet in accordance with the Unibet Partner Program. However, these player records belong to Bingo.com. The player then deposits funds using the Unibet payment processing system. The player then wagers on the games on the bingo.com website which are managed and operated by Unibet. The Company is not required to hold a gaming license because the games are offered, operated and managed by Unibet. We are therefore entitled to offer the games under Unibet's existing gaming licenses.

"Gross win" in accordance with the Unibet Partner Program is defined as the wagers Bingo.com players have made in the games (i.e. Bingo, slots, soft games and casino) less any winnings our players have won.  Our revenue recognition is this "Gross Win" less the Unibet commission, which is a percentage of this "Gross Win".  Therefore our revenue is directly related to wagers that are made by our players on our website.

Our focus is now to promote the website and to drive as much traffic as possible, thereby increasing the number of players playing the games which then increases the wagering on the website and thereby increases our revenue.

The Company deems this revenue to be gaming revenue rather than a royalty revenue because the players belong to Bingo.com and are playing on the Bingo.com website.

6. Sources of Revenues and Revenue Recognition

Tell us what consideration was given to each of the conditions for reporting revenues gross as a principal versus net as an agent under ASC Topic 605-45-45.

In accordance with ASC Topic 605-45-45, the following eight indicators may support reporting gross revenue.

1)  The Entity Is the Primary Obligor in the Arrangement - Whether a supplier or an entity is responsible for providing the product or service desired by the customer is a strong indicator of the entity's role in the transaction. If an entity is responsible for fulfillment, including the acceptability of the products or services ordered or purchased by the customer, that fact is a strong indicator that an entity has risks and rewards of a principal in the transaction and that it should record revenue gross based on the amount billed to the customer. Representations (written or otherwise) made by an entity during marketing and the terms of the sales contract generally will provide evidence as to whether the entity or the supplier is responsible for fulfilling the ordered product or service. Responsibility for arranging transportation for the product ordered by a customer is not responsibility for fulfillment.

Unibet offers their games to our players and are therefore responsible for the fulfillment of the service

2)   The Entity Has General Inventory Risk - Before Customer Order Is Placed or Upon Customer Return - Unmitigated general inventory risk is a strong indicator that an entity has risks and rewards as a principal in the transaction and, therefore, that it should record revenue gross based on the amount billed to the customer.

 There is no inventory so this indicator is not applicable.

3)  The Entity Has Latitude in Establishing Price - If an entity has reasonable latitude, within economic constraints, to establish the exchange price with a customer for the product or service, that fact may indicate that the entity has risks and rewards of a principal in the transaction and that it should record revenue gross based on the amount billed to the customer.

 The card prices are determined by Unibet. We do have some say in the card price but they have the final say on card price.

4)  The Entity Changes the Product or Performs Part of the Service - If an entity physically changes the product (beyond its packaging) or performs part of the service ordered by a customer, that fact may indicate that the entity is primarily responsible for fulfillment, including the ultimate acceptability of the product component or portion of the total services furnished by the supplier, and that it should record revenue gross based on the amount billed to the customer.

Unibet is entirely responsible delivering the games to our players. So this indicator is not applicable.

5)  The Entity Has Discretion in Supplier Selection - If an entity has multiple suppliers for a product or service ordered by a customer and discretion to select the supplier that will provide the product or service ordered by a customer, that fact may indicate that the entity is primarily responsible for fulfillment and that it should record revenue gross based on the amount billed to the customer.

We have only one supplier - Unibet. So this indicator is not applicable.

6)  The Entity Is Involved in the Determination of Product or Service Specifications - If an entity must determine the nature, type, characteristics, or specifications of the product or service ordered by the customer, that fact may indicate that the entity is primarily responsible for fulfillment and that it should record revenue gross based on the amount billed to a customer.

Unibet is responsible for the games offered on the Bingo.com website. So this indicator is not applicable.

7)  The Entity Has Physical Loss Inventory Risk - After Customer Order or During Shipping - Physical loss inventory risk exists if title to the product is transferred to an entity at the shipping point (for example, the supplier's facilities) and is transferred from that entity to the customer upon delivery. Physical loss inventory risk also exists if an entity takes title to the product after a customer order has been received but before the product has been transferred to a carrier for shipment. This indicator may provide some evidence, albeit less persuasive than general inventory risk, that an entity should record revenue gross based on the amount billed to the customer.

                 The Company does not have any physical loss inventory risk.

8)  The Entity Has Credit Risk - If an entity assumes credit risk for the amount billed to the customer, that fact may provide weaker evidence that the entity has risks and rewards as a principal in the transaction and, therefore, that it should record revenue gross for that amount.

The Company does have the risk that a chargeback may occur. However it is the responsibility of Unibet to do the payment processing and the collection of deposits from and the payment of withdrawals to our players.

ASC Topic 605-45-45 goes further and the following three indicators may support reporting net revenue.

1)  The Entity's Supplier Is the Primary Obligor in the Arrangement - Whether a supplier or an entity is responsible for providing the product or service desired by a customer is a strong indicator of the entity's role in the transaction. If a supplier (and not the entity) is responsible for fulfillment, including the acceptability of the products or services ordered or purchased by a customer, that fact may indicate that the entity does not have risks and rewards as principal in the transaction and that it should record revenue net based on the amount retained (that is, the amount billed to the customer less the amount paid to a supplier). Representations (written or otherwise) made by an entity during marketing and the terms of the sales contract generally will provide evidence as to a customer's understanding of whether the entity or the supplier is responsible for fulfilling the ordered product or service.

            Unibet is responsible for the fulfillment and the acceptability of the games to our players.

2)  The Amount the Entity Earns Is Fixed - If an entity earns a fixed dollar amount per customer transaction regardless of the amount billed to a customer or if it earns a stated percentage of the amount billed to a customer, that fact may indicate that the entity is an agent of the supplier and should record revenue net based on the amount retained.

      We earned in accordance with the Unibet Partner agreement a fixed percentage of the Gross win. (i.e. wagers Bingo.com players have made in the games (i.e. Bingo, slots, soft games and casino) less any winnings our players have won.)

3)   The Supplier Has Credit Risk - If credit risk exists (that is, the sales price has not been fully collected prior to delivering the product or service) but that credit risk is assumed by a supplier, that fact may indicate that the entity is an agent of the supplier and, therefore, the entity should record revenue net based on the amount retained.

      It is the responsibility of Unibet to do the payment processing and the collection of the deposits from and the payment of withdrawals to our players.

These criteria indicate that it is more of an agent agreement and therefore we should be recording our revenue net of the Unibet commissions.

7. Sources of Revenues and Revenue Recognition

On page 43, you indicate that bonus balances were migrated to the Unibet Partner Program and are no longer a contingent liability. If such amounts were migrated to Unibet, please tell why you continue to recognize bonuses wagered within revenues. Your response should provide us with the specific accounting literature you relied upon to arrive at your conclusion.

The Unibet system handles bonus completely different to our previous bonus system. Firstly, there are very few bonuses offered or granted to our players.  Secondly, these bonuses expire and are removed from the system after 30 days.  The result of these two factors is that only a very small amount of bonus is wagered or held in player accounts.

Bingo.com player bonuses and bonus balances are the responsibility of Unibet. If we were to end the Unibet arrangement tomorrow, then Unibet would be responsible to transfer our player balances in the form of cash and bonuses to us. Therefore the risk and responsibility lies with Unibet for our player balances and hence we no longer record a contingent liability.

We will change the revenue recognition note to read as follows:

Prior to the migration to the Unibet Partner Program, gaming revenues have been recognized on the basis of total dollars wagered, including bonus wagered, less all winnings payable to players.

Subsequent to the migration to the Unibet Partner Program, gaming revenues have been recognized on the basis of total dollars wagered, less commissions on all games, less bonus granted less all winnings payable to players.

8. Cost of Producing Revenue

You indicate the cost of producing revenue has been assumed by Unibet International Limited, as part of the services provided by them, in exchange for commissions on net revenue. In this regard, please define the term net revenue for us and tell us the commission rate earned by Unibet for providing such services.

The Net Revenue is defined as follows:

A)         Wagering by our players on the games

B)          Less Winnings paid out to our players

C)         Less Bonuses granted the players

D)         Less Unibet Commissions which is a percentage of the wagering less winnings by our players less the minimal bonus granted to our players. (i.e. a percentage of (A) less (B) less (D))

The commission rate is part of the confidential agreement we have negotiated with Unibet. The confidential agreement has been provided to you under separate cover.

We will include the following wording at the end of that paragraph. "(i.e. wagers less winnings made by our players on our website www.bingo.com)."

The paragraph will read as follows:

Prior to the migration of our players to the Unibet's Partner Program, the cost of revenue consisted of bonuses granted on deposits made by players, the cost of hosting the website, payment processing fees in relation to deposits from and withdrawals to our players, software license fees, gaming taxation and the domain name purchase payments. These costs of producing revenue, except for the domain name purchase payments which were acquired by the Company during the year ended December 31, 2010, have now been assumed by Unibet International Limited as part of the services provided by them in exchange for a commission on net revenue (i.e. wagers less winnings made by our players on our website www.bingo.com).

9. General and Administrative Expenses

Please tell us the reasons that your migration to Unibet's Partner Program has reduced your cost of the development of the bingo.com website.

Prior to the migration to the Unibet system we employed external consultants, who assisted us with the following:

-         the development of the home page,

-         the design of the website,

-         the development of social networking features so there was more integration with the social networking tools such as Facebook and Twitter and

-         other aspects to make the player experience as enjoyable as possible.

These services are now all performed by Unibet.

We will include the following wording in the amended 10K.

"Previously, we have employed consultants to assist us with the design and development of the website and to improve the player experience. These functions are now performed by Unibet in exchange for a commission percentage."

10. Consolidated Statement of Operations

Gains and losses from the disposal of long lived assets should be included within operating income (expenses). In this regard, please reclassify to present losses on disposal of equipment as an operating expense. Refer to ASC Topic 360-10-45-5 for guidance.

We will relocate the losses on disposal of equipment as an operating expense in the amended 10-K.

11. Consolidated Statement of Operations

Based on your income statement presentation, it appears that you recognized $193,051 related to the reversal of progressive jackpots provision and $177,832 related to profits from the sale of subsidiaries. However, the presentation of these amounts, in Note 2(n), appears to be reversed. Please revise accordingly.

This presentation discrepancy will be amended to show a gain from the reversal of the progressive jackpot provision of $193,051 in note 2(n) on page 32.

12. Consolidated Statement of Operations

We note the reversal of your progressive jackpots provision appears to be based on the early adoption of FASB issued ASU No. 2010-16. However, please tell us how your accounting methodology complies with ASC Topic 924-605-55-2. In particular, such guidance indicates that whereby some entities cannot avoid payment of the portion of the progressive jackpot that is incremental to the base jackpot, because the gaming regulators consider the incremental portion of the jackpot to be funded by customers and required to be paid out, such portion should be accrued as a liability in accordance with ASC Topic 924-605-25-2, with a charge to revenue. In this regard, provide us with significant support for your accounting methodology, including support for your conclusion that you do not have to pay out progressive jackpots.

In accordance with ASC Topic 924-605-25-2 This implementation guidance addresses the application of paragraph 924-605-25-2. Some slot machines or other gaming machines include progressive jackpots. Entities in many gaming jurisdictions cannot avoid payment of the portion of the progressive jackpot that is incremental to the base jackpot because the gaming regulators consider the incremental portion of the jackpot to be funded by customers and required to be paid out (whether as a jackpot or through other means, such as a raffle). Paragraph 924-605-25-2 requires that, in such cases, the incremental portion of the jackpot be accrued as a liability at the time of funding (play) by its customers.

These progressive jackpot slots were funded by us by reducing our revenue from the wagering by our players and increasing the progressive jackpot. We funded the progressive jackpot as an enticement to encourage our players to play our slot games. The funding of the progressive jackpot slot was not a reduction in the payout percentage of those slots. Our accounting entry was therefore to debit revenue and credit a progressive jackpot accrual for every game played by our players. When this jackpot was won, we debited the progressive jackpot accrual and credited the player float for winnings, which went to the player's account. This accrual is recorded in the December 31, 2009, balance sheet under provision for progressive jackpots. At the beginning of the 2010 fiscal year we changed software supplier. These progressive jackpot slot games were not offered by the new supplier. In accordance with our Maltese gaming license, there is no obligation on us to pay out this provision and based on the fact that we funded the progressive jackpot and we therefore recognized the gain by reversing the accrual.

13. Consolidated Statement of Operations

With regard to the adoption of ASC Topic 924-605-61-1(b), please note the adjustments resulting from the adoption should be reflected as a cumulative-effect adjustment to opening retained earnings as of the beginning of the period of adoption. In this regard, please provide us with substantive support for recognizing such amounts as other operating income within your consolidated statement of operations, instead of as a cumulative-effect adjustment to opening retained earnings as required by the Standard. Alternatively, please revise your financial statements accordingly.

In accordance with ASC Topic 924-605-65-1(b) - Transition Related to Accounting Standards Update No. 2010-16, Entertainment - Casinos (Topic 924): Accruals for Casino Jackpot Liabilities - 1b. An entity shall apply the pending content that links to this paragraph by recording a cumulative-effect adjustment to opening retained earnings as of the beginning of the period of adoption. The entity shall calculate the cumulative-effect adjustment as the difference between the following amounts:

1. The amounts recognized in the statement of financial position before initial application of the pending content that links to this paragraph

2. The amounts recognized in the statement of position immediately after initial application of the pending content that links to this paragraph.

Prior to Accounting Standards Update No. 2010-16 Entertainment Casinos - there was little accounting guidance on progressive jackpots. As noted in ASU No. 2010-16 - The objective of this Update is to address diversity in practice in the accounting for casino base jackpot liabilities. Specifically, it addresses diversity in practice regarding whether an entity accrues liabilities for a base jackpot before it is won if the entity is not required to award the base jackpot. Some entities do not accrue liabilities for a base jackpot before it is won because they could avoid the payment. Other entities accrue liabilities for a base jackpot ratably over the period of play expected to precede payout.

Whilst these progressive jackpot games were operational, the Company considered that there was a liability to pay for these jackpots and considered it to be more accurate to deduct the cost of the progressive jackpot as the jackpot amount grew. Our entry was to debit gaming revenue because we were funding it from our revenue and credit a progressive liability accrual.  ASU 2010-16 has clearly given much more guidance to the accounting of progressive jackpots.

For the first 12 days of 2010, we continued to offer these progressive jackpot slot games. On January 13, 2010, we switched software suppliers. Upon migration to the Unibet Partner Program, there was not a legal obligation to pay the progressive jackpot we had funded so we therefore realized the gain on the reversal of the progressive jackpot.  Due to the fact that we offered these progressive jackpot games in early 2010 we did not make an adjustment to opening retained earnings and we accounted for it under other operating income.

14. Consolidated Statement of Operations

Please provide the disclosures required by FASB ASC Topic 250-10-50-1 through 50-3.

ASC Topic 250-10-50-1 through 50-3 discusses the change in Accounting Principle. We have not made a change in accounting principle with regards to the treatment of provision for progressive jackpots. We have for many years now treated the balance of the progressive jackpots as a liability in our balance sheet as now required by ASU No. 2010-16.  Therefore no change in accounting principle disclosure is necessary.

15. Note 1 Nature of Business

You indicate that your focus changed from providing and operating games to marketing and driving players to the website. In this regard, please tell us and revise your filings to clarify the website to which you are ultimately driving players. For example, please clarify whether you are driving players to the bingo.com website or Unibet's website. In particular, it is not clear whether your bingo.com website continues to be used to operate money games. Please advise.

We currently disclose in Note 1 - "The Company is in the business of marketing games and entertainment based on the game of bingo through its Internet portal, www.bingo.com and earns revenue from selling advertising and providing games of chance to its registered subscribers."

The bingo.com website continues to exist and is used to operate money games. The only change is that the games are provided by a system developed and supported by Unibet.

We will change the third paragraph in Note 1 to the following:

During the year ended December 31, 2010, we migrated to the Unibet's Partner Program using our website www.bingo.com. Our players will continue to play games on our website www.bingo.com but now these games are offered by Unibet.

16. Sale of Subsidiaries

Please tell us to whom the Bingo.com Services Limited and Bingo.com Operations Limited were sold. Also, please tell us how management concluded the sale of these subsidiaries should not be accounted as discontinued operations in accordance with ASC Topic 205-20-45-1.

Bingo.com Services Limited and Bingo.com Operations Limited was sold to Emporium Romanum Ltd. a private Maltese company in an arms length transaction. We will change the disclosure to include this fact.

ASC Topic 205-20-45-1 states the following:

The results of operations of a component of an entity that either has been disposed of or is classified as held for sale under the requirements of paragraph 360-10-45-9, shall be reported in discontinued operations in accordance with paragraph 205-20-45-3 if both of the following conditions are met:

a.  The operations and cash flows of the component have been (or will be) eliminated from the ongoing operations of the entity as a result of the disposal transaction.

b.   The entity will not have any significant continuing involvement in the operations of the component after the disposal transaction.

Management concluded that the sale of these subsidiaries were not discontinued operations in accordance with ASC Topic 205-20-45-1 for the following reasons:

-    The component that these sold subsidiaries performed was the offering of cash games to our players. After the sale of these subsidiaries there is no effect to the component to the Bingo.com group as we continue to offer cash games to our players. Therefore in accordance with ASC Topic ASC 205-20-45-1a - a component of the operations and cash flows have not been eliminated. In addition, we continue to offer cash games to players all over the world and the sale of these subsidiaries has not affected our ability in any way to make sales to players around the world.

-    The Bingo.com group will continue to have significant involvement in the operations of the component (the offering of cash games to our players) after the sale of the subsidiary.  Therefore in accordance with ASC Topic ASC 205-20-45-1b - we do not meet the conditions of not have any significant continuing involvement in the operations of the component after the disposal transaction.

Therefore in accordance with ASC Topic 205-20-45-1, we do not meet the conditions required for discontinued operations.

17. Domain Name Rights and Intangible Assets

You indicate that during the year ended December 31, 2010 you purchased the remaining Domain Name payments through the issuance of common shares and capitalized such amounts. In this regard, we note the domain name rights were previously capitalized based on the present value of minimum royalty payments. As such, please tell us how management determined that it was appropriate to capitalize the payment to terminate a previously capitalized payment stream.

When the Company acquired the rights to use the domain name back in 1999, the Company capitalized the present value of the minimum payments of $1,100,000 and the issuance of shares of the Company. At that stage, it was unfeasible, due to the length of time and the future uncertainty of the website, to realistically value the future domain name payments for the 99 years, ending December 31, 2098. Therefore the Company only capitalized the minimum payments. The Company has expensed these 4% Domain Name Purchase Payments as and when incurred.

The purchase of the remaining 4% of domain name purchase payment is the payment for the final portion of the asset. The Domain Name is now fully owned and controlled by the Company. The Company's management determined that the domain name will continue to produce value and that is held to have positive economic value to the Company.

18. Domain Name Rights and Intangible Assets

Please tell us what consideration was given to accounting for this payment as a contract termination costs that should be expensed in accordance with ASC Topic 420-10-25-11 through ASC Topic 420-10-25-11.

ASC topic 420-10-25-11 discusses the following:

Contract Termination Costs - For the purposes of the subtopic, costs to terminate an operating lease or other contract are either of the following:

a)      Costs to terminate the contract before the end of its term

b)      Costs that will continue to be incurred under the contract for it's remaining term without economic benefit to the entity.

The purchase of the 4% Domain Name Purchase payments is not an operating lease or other contract where after the termination of the contract the use of the asset is no longer used by the Company. The use and ownership of the Domain Name was acquired in 1999, whereby the Company will continue to make 4% Domain Name Purchase Payments until December 31, 2098. The acquisition of the 4% Domain Name Purchase Payment was to acquire future revenue streams that may have flown out of the Company until December 31, 2098.

Therefore ASC Topic 420-10-25-11 is not applicable to this purchase.

19. Segmented Information

Please revise this note to disclose revenues by geographic location. If such information is not available, please disclose this fact. For guidance, please refer to ASC Topic 280-10- 50-41.

ASC Topic 280-10-50-41 discusses the following:

A public entity shall report the following geographic information unless it is impracticable to do so.

a)  Revenue from external customers attributed to the public entity's country of domicile and attributed to all foreign countries in total from which the public entity derives revenue. If revenues from external customers attributed to an individual foreign country are material those revenues shall be disclosed separately. A public entity shall disclose the basis for attributing revenue from external customers to individual countries.

b)  Long-lived assets other than financial instruments, long-term customer relationships of a financial institution, mortgage and other servicing rights, deferred policy acquisition costs, and deferred tax assets located in the public entity's country of domicile and located in all foreign countries in total in which the public entity holds assets. If assets in an individual foreign country are material, those assets shall be disclosed separately.

The amounts reported shall be based on the financial information that is used to produce the general-purpose financial statements. If providing the geographic information is impracticable, that fact shall be disclosed. A public entity may wish to provide, in addition to the information required by the preceding paragraph, subtotals of geographic information about groups of countries.

We will amend the 10k accordingly and disclose the segmental information as required in ASC Topic 280-10-50-41.

20. Concentration: Major Customers

Please tell us the nature of the receivable from Unibet at December 31, 2010 and the reasons for the significant increase in this receivable at June 30, 2011. Disclose the type of contracted services that you rely on from Unibet pursuant to its Partner Program.

In accordance with the Unibet Partner Program, Unibet is required to process all the payments to the website www.bingo.com. Their contracted services include the following:

-         Supply and operation of the games (e.g. Bingo and slots)

-         Development and maintenance of the website

-         Customer support to our players playing the games on our website www.bingo.com

-         Processing of the deposits and the collection of the funds

-         Processing all withdrawal requests made by our players.

On a monthly basis they reconcile the wagers, winnings, deposits and withdrawals made by our players on our website www.bingo.com. We earn revenue on the basis of wagers less winnings less their commission. This revenue is paid by Unibet to us.  Therefore the receivable is the revenue we have earned from our games less the Unibet Commission. The significant increase in this receivable to June 30, 2011, is due to the increase in activity and wagers at the www.bingo.com website and therefore an increase in revenue by the Company.

We will include the following wording in our amended 10K.

"These services include the supply and operation of the games (i.e. Bingo and Slots); the development and maintenance of the website, customer support to our players  playing on our website www.bingo.com, processing all deposits and collection of those funds and processing all withdrawal requests."

21. Contingent Liabilities

Please provide us with more details regarding the transfer of player bonus balances to Unibet. In particular, please tell what consideration was given for the transfer of such liabilities to Unibet.

As a result of the migration to Unibet under the terms of the Partner Program, Unibet became responsible for the payment processing of deposits and withdrawals. Therefore the player's cash balances in their player accounts were transferred to Unibet by the way of a transfer of funds from Bingo.com to Unibet.

In addition to the transfer of the player cash balances, we paid Unibet 50% of the sum of the bonus balance of the most recent (i.e. Logged into their account in the last 60 days) active non-depositing players plus the bonus balance of all the players who had made a cash deposit. This was subsequently changed to the withdrawal percentage of the players who had migrated and activated their account on the Unibet Partner Program in the first 60 days of operations. On the Unibet system all bonuses, which has not been spent within 60 days of the grant date, will expire.

If you would like to discuss these matters further please do not hesitate to contact us.

Yours sincerely

/s/ J. M. Williams                                              /s/ H W Bromley

Jason Williams                                                  Henry Bromley

Chief Executive Officer                                     Chief Financial Officer

Cc Grant Block

Davidson & Company LLP